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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D/A
                                  (AMENDMENT NO. 2)

                      Under the Securities Exchange Act of 1934

                               MobileMedia Corporation
                      -----------------------------------------
                                   (Name of Issuer)

                                 Class A Common Stock
                         ------------------------------------
                            (Title of Class of Securities)

                                     607415 10 6
                           --------------------------------
                                    (CUSIP Number)

                                Gayl Westendorf, Esq.
                          McCutchen, Doyle, Brown & Enersen
                               Three Embarcadero Center
                                      18th Floor
                               San Francisco, CA  94111
                       Tel:  415-393-2000    Fax:  415-393-2286
        ---------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                   January 2, 1997
             -----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                     Page 1 of 8

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CUSIP Number 607415 10 6
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1)  Name of Reporting             The Allen T. Gilliland
    Persons,                      Trust under Amended Revocable
    S.S. or I.R.S.                Trust Agreement dated November
    Identification                30, 1990
    Nos. of Above Persons

--------------------------------------------------------------------------------
2)  Check the Appropriate     (a)
    Box if a                     ------------------------------
    Member of a Group (see    (b) X
    Instructions)                ------------------------------
--------------------------------------------------------------------------------

3)  SEC Use Only
--------------------------------------------------------------------------------

4)  Source of Funds               PF

--------------------------------------------------------------------------------

5)  Check if Disclosure of
    Legal Proceedings is          N/A
    Required Pursuant to
    Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)  Citizenship or Place      State of California
    of Organization
--------------------------------------------------------------------------------

Number of Shares              (7)  Sole Voting Power        2,202,118
Beneficially                       ------------------------------------
Owned by Each Reporting
Person With                   (8)  Shared Voting Power         None
                                   ------------------------------------

                              (9)  Sole Dispositive Power   2,202,118
                                   ------------------------------------

                              (10) Shared Dispositive Power    None
                                   ------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount
    Beneficially Owned            2,202,118 shares
    by Each Reporting
    Person
--------------------------------------------------------------------------------

12) Check if the Aggregate
    Amount in Row (11)            N/A
    Excludes Certain
    Shares
--------------------------------------------------------------------------------

13) Percent of Class              4.8%
    Represented by
    Amount in Row (11)
--------------------------------------------------------------------------------

14) Type of Reporting Person
    (See Instructions)            00
--------------------------------------------------------------------------------


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CUSIP Number 607415 10 6
--------------------------------------------------------------------------------

1)  Name of Reporting               Gloria J. Gilliland
    Persons, S.S. or
    I.R.S. Identification
    Nos. of Above Persons
--------------------------------------------------------------------------------

2)  Check the Appropriate       (a)
    Box if a Member of a            ------------------
    Group (see Instructions)    (b)  X
                                    ------------------
--------------------------------------------------------------------------------

3)  SEC Use Only
--------------------------------------------------------------------------------

4)  Source of Funds                 PF
--------------------------------------------------------------------------------

5)  Check if Disclosure of
    Legal Proceedings is            N/A
    Required Pursuant to
    Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)  Citizenship or Place of    State of California
    Organization
--------------------------------------------------------------------------------

Number of Shares               (7)  Sole Voting Power                   189,462
Beneficially Owned by               -------------------------------------------
Each Reporting Person With
                               (8)  Shared Voting Power               2,202,118
                                    -------------------------------------------

                               (9)  Sole Dispositive Power              189,462
                                    -------------------------------------------

                               (10) Shared Dispositive Power          2,202,118
                                    -------------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount
    Beneficially Owned              2,391,580 shares
    by Each Reporting
    Person
--------------------------------------------------------------------------------

12) Check if the Aggregate
    Amount in Row (11)              N/A
    Excludes Certain Shares
--------------------------------------------------------------------------------

13) Percent of Class                5.3%
    Represented by
    Amount in Row (11)
--------------------------------------------------------------------------------

14) Type of Reporting
    Person                          IN
    (See Instructions)
--------------------------------------------------------------------------------


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CUSIP Number 607415 10 6
--------------------------------------------------------------------------------

1)  Name of Reporting             Robert M. Hosfeldt
    Persons, S.S. or
    I.R.S. Identification
    Nos. of Above Persons
--------------------------------------------------------------------------------

2)  Check the Appropriate     (a)
    Box if a Member of a         ----------------------
    Group (see Instructions)  (b)  X
                                 ----------------------
--------------------------------------------------------------------------------

3)  SEC Use Only
--------------------------------------------------------------------------------

4)  Source of Funds               PF
--------------------------------------------------------------------------------

5)  Check if Disclosure of
    Legal Proceedings is          N/A
    Required Pursuant to
    Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)  Citizenship or Place      State of California
    of Organization
--------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting Power               None
Beneficially Owned                --------------------------------------
by Each Reporting
Person With                   (8) Shared Voting Power         2,299,004
                                  --------------------------------------

                              (9) Sole Dispositive Power          None
                                  --------------------------------------

                              (10)Shared Dispositive Power    2,299,004
                                  --------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount
    Beneficially Owned by         2,299,004 shares
    Each Reporting Person
--------------------------------------------------------------------------------

12) Check if the Aggregate
    Amount in Row (11)            N/A
    Excludes Certain Shares
--------------------------------------------------------------------------------

13) Percent of Class              5.1%
    Represented by
    Amount in Row (11)
--------------------------------------------------------------------------------

14) Type of Reporting Person
    (See Instructions)            IN

--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class A Common Stock of Mobile Media Corporation (the "Company"). The principal executive offices of the Company are located at 65 Challenger Road, Ridgefield Park, New Jersey 07660.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  The name of each of the persons filing this Statement are:

              1) The Allen T. Gilliland Trust under Amended Revocable Trust Agreement dated November 30, 1990 (the "Trust")

              2)   Gloria J. Gilliland

              3)   Robert M. Hosfeldt

         Ms. Gilliland and Mr. Hosfeldt are the co-trustees of the Trust.

         (b)  The address of each of the persons filing this Statement is:

              The Trust  -        c/o Gill Properties, Inc.
                                  1735 Technology Drive, Suite 400
                                  San Jose, CA  95110

              Ms. Gilliland  -    74-675 Wren Drive
                                  Indian Wells, CA  92210

              Mr. Hosfeldt  -     15 Kite Hill Road
                                  Santa Cruz, CA  95060

         (c) Each of the Trust, Ms. Gilliland and Mr. Hosfeldt is a private investor.

         (d)(e)Each of the Trust, Ms. Gilliland and Mr. Hosfeldt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. Gilliland and Mr. Hosfeldt are both citizens of the United States and the State of California.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the shares of Class A Common Stock were acquired by the Trust and the family trusts of the individual reporting persons (see Item 5 below) when a subsidiary of the Company merged with Local Area Telecommunications, Inc. ("Locate") and all shareholders of Locate received Class A Common Stock in exchange for their shares of Locate, except that (i) on November 7, 1995, Mr. Hosfeldt purchased 5,000 shares of Class A Common Stock on the open market for $23.75 per share and (ii) on November 7, 1995, Ms. Gilliland purchased
9,000 shares of Class A Common Stock on the open market for $23.75 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Locate that were owned by the Trust and the family trusts of the individual reporting persons (see Item 5 below) were acquired for investment purposes. Each of the reporting persons reviews, and intends to review, on a continuing basis, his, her or its investment in the Company and, depending on his, her or its evaluation of the Company's business, operations, financial needs and prospects and upon market and economic conditions, one or more of the reporting persons may determine to increase (through open market purchases, privately negotiated transactions or otherwise) or continue to hold the Class A Common Stock as an investment or dispose of some or all of them. None of the reporting persons has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each reporting person named in Item 2 is as follows:

              The Trust  -        2,202,118 shares; 4.8%

              Ms. Gilliland  -    2,391,580 shares; 5.3%

              Mr. Hosfeldt  -     2,299,004 shares; 5.1%

         (b) The Trust has sole voting power and sole dispositive power with respect to 2,202,118 shares of Class A Common Stock owned by the Trust.

         In her capacity as the trustee of the Gloria J. Gilliland Revocable Trust dated June 20, 1991, Ms. Gilliland has sole voting power and sole dispositive power with respect to 189,462 shares of Class A Common Stock owned by such trust. In her capacity as a co-trustee of the Trust, Ms. Gilliland, along with Mr. Hosfeldt, has shared voting power and shared dispositive power with respect to the 2,202,118 shares of Class A Common Stock owned by the Trust.

         In his capacity as a co-trustee of the 1983 Hosfeldt Family Trust dated February 17, 1983, Mr. Hosfeldt, along with Blanche Hosfeldt (his wife) as co-trustee of such


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trust, has shared voting power and shared dispositive power with respect to
96,886 shares of Class A Common Stock owned by such trust. In his capacity as a co-trustee of the Trust, Mr. Hosfeldt, along with Ms. Gilliland, has shared voting power and shared dispositive power with respect to the 2,202,118 shares of Class A Common Stock owned by the Trust.

         Ms. Blanche Hosfeldt resides at 15 Kite Hill Road, Santa Cruz, California 95060. Ms. Hosfeldt is a private investor. Ms. Hosfeldt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the reporting persons disclaims membership in any group, either with any of the other reporting persons or otherwise.

         (c) During the past 60 days, the only transactions in which any reporting person engaged with respect to the Class A Common Stock were by the Trust except that on January 2, 1997, the Trust sold 507,500 shares at the price of $11.43 per share under the terms of an agreement with Hellman & Friedman Capital Partners II, L.P. which provides the parties with certain call and put options as disclosed in the original Schedule.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change has occurred to Item 5 as set forth in the original Schedule.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change has occurred to Item 6 as set forth in the original Schedule.


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                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 8, 1997

                                  The Allen T. Gilliland Trust under Amended
                                       Revocable Trust Agreement dated
                                       November 30, 1990

                                  By: /s/ Gloria J. Gilliland
                                     ---------------------------------------
                                       Gloria J. Gilliland, Trustee

                                  By: /s/ Robert M. Hosfeldt
                                     ---------------------------------------
                                       Robert M. Hosfeldt, Trustee

                                      /s/ Gloria J. Gilliland
                                   -------------------------------------------
                                       Gloria J. Gilliland

                                      /s/ Robert M. Hosfeldt
                                   -------------------------------------------
                                       Robert M. Hosfeldt